Securities and Exchange Commission
Washington, D.C. 20549


September 25, 1998


Ladies and Gentlemen:

We were previously principal accountants for HomeGold Financial, Inc. (the Company or HomeGold), formerly Emergent Group, Inc., and under the date of February 27, 1998, we reported on the consolidated financial statements of Emergent Group, Inc. and subsidiaries as of December 31, 1997 and 1996 and for the years then ended. On September 21, 1998 our appointment as principal accountants was terminated. We have read HomeGold's statements included under
Item 4 of its Form 8-K dated September 25, 1998, and we agree with such statements except that we are not in a position to agree or disagree with HomeGold's statement that the determination to change the Company's principal accounting firm was recommended to the Board of Directors by the Company's Audit Committee or the Company's stated reason for changing principal accountants.

Very truly yours,

/s/ KPMG Peat Marwick LLP
------------------------------